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                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [ ] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       May 31, 1995                   | SEC FILE NUMBER  |
                      ------------------------------------  |    0-16071       |
                                                            --------------------
                                                            --------------------
                                                            |   CUSIP NUMBER   |
                                                            |    865906 10 1   |
                                                            --------------------

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

All Items.
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PART I--REGISTRANT INFORMATION

SUMMAGRAPHICS CORPORATION
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Full Name of Registrant


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Former Name if Applicable

8500 Cameron Road
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Address of Principal Executive Office (Street and Number)

Austin, Texas  78754-3999
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |  (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report or semi-annual report/position thereof
    |       will be filed on or before the fifteenth calendar day following the
[X] |       prescribed due date; or the suject quarterly report/portion thereof
    |       will be filed on or before the fifth calendar day following the
    |       prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
    |       Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

        The Annual Report on Form 10-K for the fiscal year ended May 31, 1995 could not be filed within the prescribed time period because the attention of the Registrant's small number of executives was diverted as a result of financial issues which had to be addressed in order to obtain an opinion from the Registrant's auditors. The Registrant contemplates that it will have these financial matters (including a new banking arrangement) in place and an opinion from its auditors in time to file its 10-K within the fifteen day extended filing period.

                                                                SEC 1344 (6/94)

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Robert B. Sims Senior Vice President       512      873-1540
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General Counsel &(Name)                 (Area Code) (Telephone Number)
Corporate Secretary

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           SUMMAGRAPHICS CORPORATION
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 29, 1995                   By  /s/ Robert B. Sims
    ----------------------------------    --------------------------------------
                                            Senior Vice President - Law, General
                                             Counsel & Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- --------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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                             GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the Form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.